                                                                  EXHIBIT 99.2

    SATELLITE TRANSMISSION SYSTEMS DIVISION OF CALIFORNIA MICROWAVE, INC.
                   UNAUDITED CONDENSED FINANCIAL STATEMENTS
                 Six months ended December 31, 1996 and 1997

                  SATELLITE TRANSMISSION SYSTEMS DIVISION OF
                          CALIFORNIA MICROWAVE, INC.
                          BALANCE SHEET (UNAUDITED)
                              DECEMBER 31, 1997
                                (In Thousands)

ASSETS
Current assets:
 Accounts receivable, less $554 allowance for doubtful
  accounts ....................................................  $ 22,204
 Inventories ..................................................    10,382
                                                                ----------
Total current assets ..........................................    32,586
Property, plant and equipment, at cost ........................    21,663
Less accumulated depreciation and amortization ................   (14,467)
                                                                ----------
Net property and equipment ....................................     7,196
Other assets ..................................................        15
                                                                ----------
Total assets ..................................................  $ 39,797
                                                                ==========
LIABILITIES AND DIVISION EQUITY
Current liabilities:
 Accounts payable .............................................  $  6,508
 Accrued liabilities ..........................................     3,703
 Current portion of long-term debt ............................       200
                                                                ----------
Total current liabilities .....................................    10,411
Long-term debt ................................................     1,330
                                                                ----------
Total liabilities .............................................    11,741
Commitments
Division equity ...............................................    28,056
                                                                ----------
Total liabilities and Division equity .........................  $ 39,797
                                                                ==========

See accompanying notes.

                  SATELLITE TRANSMISSION SYSTEMS DIVISION OF
                          CALIFORNIA MICROWAVE, INC.
                     STATEMENTS OF OPERATIONS (UNAUDITED)
                                (In Thousands)

                                         SIX MONTHS ENDED
                                           DECEMBER 31
                                      ----------------------
                                         1997        1996
                                      ---------- ----------
Net sales ...........................   $24,551    $ 38,770
Cost of products sold ...............    23,226      42,530
                                      ---------- ----------
Gross margin ........................     1,325      (3,760)
                                      ---------- ----------
Expenses:

 Research and development ...........       712         721
 Marketing and administration  ......     5,123       8,064
 Amortization of intangible assets  .        --          72
                                      ---------- ----------
Total expenses ......................     5,835       8,857
                                      ---------- ----------
Operating loss ......................    (4,510)    (12,617)
Interest expense ....................       (43)        (70)
Interest income .....................        --           5
                                      ---------- ----------
Loss before income tax benefit  .....    (4,553)    (12,682)
Allocated benefit from income taxes       1,639       4,185
                                      ---------- ----------
Net loss ............................   $(2,914)   $ (8,497)
                                      ========== ==========

See accompanying notes.

                  SATELLITE TRANSMISSION SYSTEMS DIVISION OF
                          CALIFORNIA MICROWAVE, INC.
                     STATEMENTS OF CASH FLOWS (UNAUDITED)
                                (In Thousands)

                                                                     SIX MONTHS ENDED
                                                                       DECEMBER 31
                                                                  ----------------------
                                                                     1997        1996
                                                                  ---------- ----------
CASH FLOWS FROM OPERATING ACTIVITIES

Net loss ........................................................   $(2,914)   $ (8,497)
Adjustments for noncash items:

 Amortization of intangible assets ..............................        --          72
  Depreciation and amortization of property, plant and equipment        780       1,200
  Loss on sale of assets ........................................        --         151
  Provision for doubtful accounts ...............................        66         750
Changes in asset and liability accounts:

 Accounts receivable ............................................     6,053      16,124
 Inventories ....................................................    (2,644)      6,789
 Prepaid expenses and other assets ..............................        85         213
 Accounts payable ...............................................    (1,256)    (10,238)
 Accrued liabilities ............................................       132        (208)
                                                                  ---------- ----------
Net cash provided by operations .................................       302       6,356
                                                                  ---------- ----------
CASH FLOWS FROM INVESTING ACTIVITIES

Capital expenditures ............................................      (160)     (1,072)
Proceeds from sale of building ..................................        --       1,617
                                                                  ---------- ----------
Net cash provided by (used in) investing activities  ............      (160)        545
                                                                  ---------- ----------
CASH FLOWS FROM FINANCING ACTIVITIES

Payments on long-term debt ......................................      (100)       (200)
Net cash provided to CMI ........................................       (42)     (6,701)
                                                                  ---------- ----------
Net cash used in financing activities ...........................      (142)     (6,901)
                                                                  ---------- ----------
Cash and cash equivalents .......................................   $    --    $     --
                                                                  ========== ==========
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION

Cash paid during the six month period for interest ..............   $    36    $     32
                                                                  ========== ==========

See accompanying notes.

                  SATELLITE TRANSMISSION SYSTEMS DIVISION OF
                          CALIFORNIA MICROWAVE, INC.
                  NOTES TO FINANCIAL STATEMENTS (UNAUDITED)
                 SIX MONTHS ENDED DECEMBER 31, 1996 AND 1997

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF PRESENTATION

   The accompanying unaudited financial statements include the operations of the Satellite Transmission Systems Division ("STS" or the "Division") of California Microwave, Inc. ("CMI" or the "Company"). The Division is a global satellite communication systems integrator providing hardware, software and services for turnkey projects to large commercial customers, principally domestic and foreign telephone companies and major common carriers and to the U.S. and foreign governments.

   These financial statements are presented as if the Division had existed as an entity separate from CMI during the periods presented and include the historical assets, liabilities, sales and expenses that are directly related to the Division's operations. However, these financial statements are not necessarily indicative of the financial position and results of operations which would have occurred had the Division been an independent entity.

   The accompanying unaudited condensed financial statements have been prepared in accordance with generally accepted accounting principles for interim financial information and Article 10 of Regulation S-X. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation have been included. Operating results for the six-month periods ended December 31, 1996 and 1997 are not necessarily indicative of the results that may be expected for the years ended June 30, 1997 and 1998. For further information, refer to the financial statements and footnotes thereto included in the Division's financial statements for the year ended June 30, 1997.

USE OF ESTIMATES; RISKS AND UNCERTAINTIES

   The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Significant estimates are used in determining the collectibility of accounts receivable, warranty costs, inventory realization, profitability on long-term contracts, restructuring reserves, recoverability of property, plant and equipment, and contingencies. Actual results could differ from estimates.

INVENTORIES AND COST OF PRODUCTS SOLD

   Inventories are recorded at the lower of cost or market. Project inventories are transferred to cost of products sold at the time revenue is recognized based on the estimated total manufacturing costs and total contract prices under each contract. Losses on contracts are recognized in full when the losses become determinable. The cost of other inventories is generally based on standard costs which approximate actual costs determined by the first-in, first-out method.

                  SATELLITE TRANSMISSION SYSTEMS DIVISION OF
                          CALIFORNIA MICROWAVE, INC.
            NOTES TO FINANCIAL STATEMENTS (UNAUDITED) (CONTINUED)

2. INVENTORIES

   Inventories consisted of the following:

                                                          DECEMBER 31,
                                                              1997
                                                         --------------
                                                         (in thousands)
Projects in process.....................................     $ 9,351
Less: progress billings.................................       1,547
                                                         --------------
                                                               7,804
Product inventories, principally materials and
 supplies...............................................       2,578
                                                         --------------
Total...................................................     $10,382
                                                         ==============

3. CORPORATE ALLOCATIONS

   CMI allocates corporate expenses on a value-added basis to each division, which CMI believes results in a reasonable allocation of such costs. The accompanying financial statements reflect charges for general corporate administrative expenses incurred by CMI which amounted to approximately $832,000 and $793,000 for the six months ended December 31, 1996 and 1997, respectively.

   No interest is allocated by CMI to the Division.

   The Division is charged for its proportional share of CMI's self-insured medical plan. Such charges amounted to $1,015,000 and $732,000 for the six months ended December 31, 1996 and 1997, respectively.

   In addition, there were direct charges from CMI as follows:

                              SIX MONTHS
                                ENDED
                             DECEMBER 31,
                            --------------
                             1997    1996
                            ------ ------
                            (in thousands)
Marketing..................  $304    $389
General and
 administrative............    --     142
                            ------ ------
Total......................  $304    $531
                            ====== ======

   The Division believes that the direct charges from CMI were reasonable during the periods presented.

4. RESTRUCTURING

   During fiscal 1997, a comprehensive review of the Division's operations was performed, including a review of inventory levels, product development and migration plans and facility and personnel needs. It was determined to focus the Division on potentially higher margin products. This resulted in the write-down of certain inventories and the restructuring of the Division's operations. During the six month period ended December 31, 1996 inventory and other charges of $10,300,000, arising from this review, were included in cost of products sold. During February 1997, additional charges of $800,000 relating to excess facilities and severance were recorded. There are no remaining cash outlays associated with the restructuring at December 31, 1997.

                  SATELLITE TRANSMISSION SYSTEMS DIVISION OF
                          CALIFORNIA MICROWAVE, INC.
            NOTES TO FINANCIAL STATEMENTS (UNAUDITED) (CONTINUED)

5. OTHER

   In November 1997, the Division recorded a $1 million charge to cost of sales relating to a contract with a customer in Sudan. The President of the United States imposed economic sanctions on Sudan which banned U.S. companies from doing business in Sudan and as a result, the Division could not continue to perform under the existing contract. Based upon this, the contract was terminated and the Division has been released from further performance requirements.

   On December 19, 1997, L-3 Communications Corporation, an unrelated party, reached an agreement to purchase from CMI substantially all of the assets of the Division, and to assume certain of the liabilities of the Division, for approximately $27 million in cash. The final purchase price is subject to adjustment based on the net assets of the Division at the closing date of the transaction.